     Letter Agreement
Walthausen Focused Small Cap Value Fund

TO: Walthausen Funds
2691 Route 9, Suite 102
Malta, NY 12020

Dear Ladies and Gentlemen:

     You have engaged us to provide certain services to the Walthausen Focused Small Cap Value Fund (the “Fund”), formerly the Walthausen Select Value Fund, pursuant to a Services Agreement dated January 30, 2013. Effective October 15, 2020 under a Services Agreement with the Fund, the Advisor receives an additional annual fee equal to 0.20% of the Fund’s average daily net assets and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses. Effective October 15, 2020 the Advisor hereby contractually agrees to waive Services Agreement fees, without a provision for recoupment, to the extent necessary to maintain total annual operating expenses of the Institutional Class Shares, excluding brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses at 0.85% of its average daily net assets through October 31, 2025. The Advisor may not terminate the fee waiver before October 31, 2025. The Trustees may terminate the expense waiver upon notice to the Advisor.

Very truly yours, Walthausen & Co., LLC By: /s/ Stanley M. Westhoff Jr. Print Name: Stanley M. Westhoff Jr. Title: Managing Director

Acceptance: The foregoing agreement is hereby accepted.

Walthausen Funds By: /s/ Mark L. Hodge Print Name: Mark L. Hodge Title: Secretary